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                               February 13, 2023

       Jake Noch
       Chief Executive Officer
       Music Licensing Inc.
       3811 Airport Pulling Road North, Suite 203
       Naples, FL 34105

                                                        Re: Music Licensing
Inc.
                                                            Amendment No. 13 to
Offering Statement on Form 1-A
                                                            Filed February 8,
2023
                                                            File No. 024-12048

       Dear Jake Noch:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 7, 2023 letter.

       Amendment No. 13 to Offering Statement on Form 1-A Filed February 8,
2023

       General

   1. We note the revised legal opinion filed in response to comment 2 opines on the legality of
                                                        "2,500,000,000 units."
Please revise to reflect the offering of 2,500,000,000 shares of common stock, not
"units." Separately, for offering statements that register the resale of shares that are already
outstanding, in this case the 750,000,000 shares of common stock to be sold by the
selling shareholder, the legality opinion should recognize that these securities are already
outstanding and fully paid. Please have counsel revise the opinion to state that the
shares to be offered by the selling shareholder    are    legally issued, fully
                                                        paid and
non-assessable. Refer to the Division of Corporation Finance Staff Legal
                                                        Bulletin 19, Section
II.B.2.h. for guidance.
 Jake Noch
Music Licensing Inc.
February 13, 2023
Page 2

        You may contact Blaise Rhodes at (202) 551-3774 or Theresa Brillant at
(202) 551-
3307 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any other questions.



FirstName LastNameJake Noch                              Sincerely,
Comapany NameMusic Licensing Inc.
                                                         Division of
Corporation Finance
February 13, 2023 Page 2                                 Office of Trade &
Services
FirstName LastName